NETSMART TECHNOLOGIES, INC.
EXHIBIT 11.1 - CALCULATION OF EARNINGS PER SHARE
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                                                Years ended December 31,
                                         1997             1996            1995

Average shares outstanding            7,160,858       5,149,253       4,821,528
  dilutive effect of stock options
  and warrants computed by use
  of treasury stock method                    0               0               0

Computation of Earnings Per
  Share=Net Income/Average
  common and common share
  equivalent shares                  (3,458,725)     (6,579,444)     (2,850,000)
outstanding                           7,160,858       5,149,253       4,821,528
                                      ---------       ---------       ---------

Earnings Per Share                         (.48)         (1.28)            (.59)